EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor / Media Relations:
Chris Burns Ph: 800-252-3526	David Marshall Ph: 353-1-709-4444

ELAN REPORTS SECOND QUARTER AND FIRST HALF 2012 FINANCIAL RESULTS

Dublin, Ireland, July 25, 2012 - Elan Corporation, plc today reported its second quarter and first half 2012 financial results.

“Progress continued during the course of the second quarter”, said Mr. Kelly Martin, chief executive officer. “Underlying strength in the Tysabri business was driven by continued adoption of the assay on a global basis, which established the clinical framework to enable additional net new patients to be added to Tysabri.”

“We continue to invest time, capital and talent on neuroscience. Advancement in the field across systems biology, computational chemistry, companion diagnostics, biomarkers and their utilization, as well as genetics, provides the ingredients for significant success and patient therapeutic choice in the years ahead.”

Mr. Nigel Clerkin, chief financial officer, said, “We continue to see strong growth in demand for Tysabri. There are now over 69,000 patients on therapy, an increase of 13% since the end of June 2011. Total revenues grew by 6% in the second quarter of 2012 over the second quarter of 2011, reflecting this increase in patient numbers, offset by the impact of a revenue reserve against sales of Tysabri in Italy, as well as the impact of foreign currency movements, including an 11% decline in the dollar-euro exchange rate. Our net loss from continuing operations was reduced by almost 40%, to $28.5 million in the second quarter of 2012, from $47.0 million in the second quarter of 2011, demonstrating the benefit of the lower interest expense following the substantial debt reduction completed in the fourth quarter of 2011.”

Unaudited Consolidated U.S. GAAP Income Statement Data
Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
270.6	288.0	Revenue (see page 8)	517.7	576.4
144.9	160.2	Cost of goods sold	276.3	315.5
125.7	127.8	Gross margin	241.4	260.9

		Operating Expenses (see page 11)
50.3	60.6	Selling, general and administrative	98.1	120.7
50.9	49.2	Research and development	98.5	98.2
2.3	(0.1)	Other net charges/(gains) (see page 13)	4.6	1.9
103.5	109.7	Total operating expenses	201.2	220.8
22.2	18.1	Operating income	40.2	40.1

		Net Interest and Investment Gains and Losses
29.7	12.4	Net interest expense	59.5	29.2
—	(0.2)	Net loss/(gain) on disposal of equity method investments	—	13.1
39.1	34.3	Net loss on equity method investments (see page 13)	51.6	57.4
(2.3)	—	Net investment gains	(2.3)	—
66.5	46.5	Net interest and investment gains	108.8	99.7

(44.3)	(28.4)	Net loss from continuing operations before tax	(68.6)	(59.6)
2.7	0.1	Provision for income taxes	6.1	0.7
(47.0)	(28.5)	Net loss from continuing operations	(74.7)	(60.3)

		Discontinued Operations
(0.1)	—	Net income/(loss) from discontinued operations, net of tax (see page 14)	95.8	—
(47.1)	(28.5)	Net income/(loss)	21.1	(60.3)

(0.08)	(0.05)	Basic net loss per ordinary share - continuing operations	(0.13)	(0.10)
—	—	Basic net income/(loss) per ordinary share – discontinued operations	0.16	—
586.9	591.8	Basic weighted average number of ordinary shares outstanding (in millions) – continuing and discontinued operations	586.4	591.3

(0.08)	(0.05)	Diluted net loss per ordinary share - continuing operations	(0.13)	(0.10)
—	—	Diluted net income per ordinary share – discontinued operations	0.16	—
586.9	591.8	Diluted weighted average number of ordinary shares outstanding (in millions) – continuing operations	586.4	591.3
592.7	—	Diluted weighted average number of ordinary shares outstanding (in millions) – discontinued operations	591.4	—

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m

(47.0)	(28.5)	Net loss from continuing operations	(74.7)	(60.3)
29.7	12.4	Net interest expense	59.5	29.2
2.7	0.1	Provision for income taxes	6.1	0.7
7.3	6.7	Depreciation and amortization	14.5	13.4
(0.4)	—	Amortized fees	(0.3)	(0.1)
(7.7)	(9.3)	EBITDA from continuing operations	5.1	(17.1)
6.5	10.6	Share-based compensation	14.2	26.3
2.3	(0.1)	Other net charges/(gains)	4.6	1.9
39.1	34.3	Net loss on equity method investments	51.6	57.4
—	(0.2)	Net loss/(gain) on disposal of equity method investment	—	13.1
(2.3)	—	Net investment gains	(2.3)	—
37.9	35.3	Adjusted EBITDA from continuing operations	73.2	81.6

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA from continuing operations, a non-GAAP measure of operating results. Adjusted EBITDA from continuing operations is defined as net loss from continuing operations plus or minus net interest expense, provision for income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges and gains, net loss on equity method investments, net loss or gain on disposal of equity method investment and net investment gains. Adjusted EBITDA from continuing operations is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA from continuing operations to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA from continuing operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA from continuing operations is used as analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA from continuing operations does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA from continuing operations, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA from continuing operations to net loss from continuing operations is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”. A reconciliation of Adjusted EBITDA from discontinued operations to net income from discontinued operations for the three and six months ended June 30, 2011 is set out in Appendix II.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2011 US$m	June 30 2012 US$m
Assets
Current Assets
Cash and cash equivalents	271.7	626.4
Restricted cash and cash equivalents — current	2.6	2.6
Investment securities — current	0.3	131.9
Deferred tax assets — current	26.2	25.8
Other current assets	217.2	222.6
Total current assets	518.0	1,009.3

Non-Current Assets
Intangible assets, net	309.9	303.7
Property, plant and equipment, net	83.2	80.3
Equity method investments	675.8	146.4
Investment securities — non-current	9.8	10.2
Deferred tax assets — non-current	118.9	119.0
Restricted cash and cash equivalents — non-current	13.7	13.7
Other assets	24.5	21.8
Total Assets	1,753.8	1,704.4

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	337.0	307.0
Long-term debt	615.0	615.8
Shareholders’ equity	801.8	781.6
Total Liabilities and Shareholders’ Equity	1,753.8	1,704.4

Movement in Shareholders’ Equity

Three Months ended June 30, 2012 US$m		Six Months ended June 30, 2012 US$m
808.2	Opening shareholders’ equity	801.8
(28.5)	Net loss for the period	(60.3)
10.7	Share-based compensation	26.4
3.6	Issuance of share capital	8.6
(12.4)	Increase/(decrease) in net unrealized gain on investment securities	5.1
781.6	Closing shareholders’ equity	781.6

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m	2011 US$m			2012 US$m

59.7 (1)	35.3	Adjusted EBITDA	123.0	(1)	81.6
(30.5)	(13.8)	Net interest and tax	(60.4)		(28.5)
(12.1)	(0.1)	Other net charges	(142.7	)(2)	(1.5)
(1.4)	(2.3)	Working capital increase	(29.4)		(38.5)
15.7	19.1	Cash flows provided by/(used in) operating activities	(109.5)		13.1
(4.7)	(1.5)	Net purchases of tangible and intangible assets	(11.1)		(6.0)
2.5	(0.2)	Net proceeds from sale/(purchase) of investments	2.1		(0.4)
(20.0)	—	Purchase of equity method investment	(20.0)		—
—	0.2	Net proceeds from sale of equity method investment	—		381.1
—	(48.7)	Funding provided to equity method investment	—		(48.7)
—	7.0	Receipt of deferred consideration	—		7.0
1.2	3.6	Cash flows from financing activities	2.4		8.6
(0.1)	—	Restricted cash and cash equivalents movement	205.5	(2)	—
(5.4)	(20.5)	Net cash movement	69.4		354.7
497.3	646.9	Beginning cash balance	422.5		271.7
491.9	626.4	Cash and cash equivalents at end of period	491.9		626.4

 (1) Includes Adjusted EBITDA from discontinued operations of $21.8 million for the three months ended June 30, 2011 and $49.8 million for the six months ended June 30, 2011. A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and six months ended June 30, 2011 is set out in Appendix II.

 (2) Other charges includes the settlement reserve charge outflow of $206.3 million related to the Zonegran settlement that was paid in March 2011. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to this settlement.

Overview

Operating Results

Quarter 2, 2012

Total revenue for the second quarter of 2012 increased by 6% to $288.0 million from $270.6 million for the same period of 2011. Tysabri® global in-market net sales grew by 2% to $395.5 million in the second quarter of 2012, from $389.0 million in the second quarter of 2011. This reflects a 16% growth in U.S. in-market net sales of Tysabri, offset by an 11% decrease in rest of world (ROW) in-market net sales, which were negatively impacted by a $16.3 million revenue reserve in Italy (see page 10), and foreign currency movements, including an 11% decrease in the average dollar-euro exchange rate from the second quarter of 2011 to the second quarter of 2012. Worldwide, the number of patients on Tysabri increased by 13% to approximately 69,100 patients at the end of June 2012, from approximately 61,200 patients (revised) at the end of June 2011.

Gross margin was 44.4% of total revenue for the second quarter of 2012, compared to 46.5% for the second quarter of 2011. This decrease is primarily due to the change in mix between U.S. and ROW reported revenues, as described above, and because of the costs associated with the administration of the JC virus antibody assay to patients.

Adjusted EBITDA from continuing operations decreased to $35.3 million for the second quarter of 2012, from $37.9 million for the same period of 2011, principally reflecting the 13% increase in patients taking Tysabri, offset by the revenue reserve for Italy and unfavorable foreign currency movements, and a 6% increase in cash operating expenses. Operating income excluding other net gains for the second quarter of 2012 decreased to $18.0 million, compared to operating income excluding other net charges of $24.5 million for the second quarter of 2011, reflecting the decrease in Adjusted EBITDA and a $4.1 million increase in non-cash stock compensation expense.

Net loss from continuing operations was $28.5 million for the second quarter of 2012, a 39% decrease from the $47.0 million for the second quarter of 2011. This improvement is primarily due to a decrease in the net interest expense for the second quarter of 2012 to $12.4 million compared to $29.7 million in the second quarter of 2011, following the significant debt retirement during the fourth quarter of 2011.

First Half of 2012

Total revenue for the first half of 2012 increased by 11% to $576.4 million from $517.7 million for the same period of 2011, as a result of an 8% growth in global in-market net sales of Tysabri to $794.5 million for the first half of 2012, from $738.4 million for the same period of 2011. This reflects a 17% increase in U.S. in-market net sales of Tysabri, offset by a 1% decrease in ROW in-market net sales, which were negatively impacted by a $32.8 million revenue reserve in Italy, and foreign currency movements, including an 8% decrease in the average dollar-euro exchange rate from the first half of 2011 to the first half of 2012.

For the first half of 2012, Elan reported a net loss from continuing operations of $60.3 million, compared to a net loss from continuing operations of $74.7 million for the same period of 2011. This improvement is primarily due to the decrease in the net interest expense following the debt retirement during the fourth quarter of 2011. The net loss from continuing operations in the first half of 2012 includes a loss of $13.1 million from the disposal of 76% of the Company’s shareholding in Alkermes plc in March 2012.

The net income for the first half of 2011 of $21.1 million includes net income from discontinued operations of $95.8 million relating to the Elan Drug Technologies (EDT) business, which was divested to Alkermes, Inc. in September 2011. This net income from discontinued operations includes legal settlement gains of $84.5 million.

A reconciliation of Adjusted EBITDA from continuing operations to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information – Adjusted EBITDA,” included on page 3.

Total Revenue

For the second quarter of 2012, revenue increased by 6% to $288.0 million from $270.6 million for the second quarter of 2011. For the first half of 2012, revenue increased by 11% to $576.4 million from $517.7 million for the first half of 2011.

Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
		Product revenue
183.1	211.5	Tysabri – U.S.	353.0	412.5
86.2	76.9	Tysabri – ROW	161.5	164.1
269.3	288.4	Total Tysabri	514.5	576.6
0.7	—	Maxipime	0.7	—
0.4	(0.5)	Azactam	0.4	(0.5)
0.2	0.1	Royalties	2.1	0.3
270.6	288.0	Total revenue	517.7	576.4

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
183.1	211.5	United States	353.0	412.5
205.9	184.0	ROW	385.4	382.0
389.0	395.5	Total Tysabri in-market net sales	738.4	794.5

At the end of June 2012, approximately 69,100 patients were on therapy worldwide, including approximately 31,900 commercial patients in the United States and approximately 36,400 commercial patients in the ROW, representing a 4% increase over the approximately 66,700 patients (revised) who were on therapy at the end of March 2012, and 13% over the approximately 61,200 patients (revised) who were on therapy at the end of June 2011.

For the second quarter of 2012, Tysabri global in-market net sales increased by 2% to $395.5 million from $389.0 million for the same period of 2011, and units sold increased by 10%. This reflects the 16% growth in U.S. in-market net sales of Tysabri offset by the 11% decrease in ROW in-market net sales, which were negatively impacted by the $16.3 million revenue reserve in Italy, and unfavorable foreign currency movements.

For the first half of 2012, Tysabri global in-market net sales increased by 8% to $794.5 million from $738.4 million for the first half of 2011, while units sold increased by 14%. This reflects the 17% increase in U.S. in-market net sales of Tysabri, offset by the 1% decrease in ROW in-market net sales, which were negatively impacted by the $32.8 million revenue reserve in Italy, and unfavorable foreign currency movements.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

At the end of June 2012, approximately 31,900 patients were on commercial therapy, which represents an increase of 4% over the approximately 30,800 patients who were on therapy at the end of March 2012 and 12% over the approximately 28,500 patients who were on therapy at the end of June 2011.

In the U.S. market, Elan recorded net sales of $211.5 million for the second quarter of 2012, an increase of 16% over net sales of $183.1 million in the same period of 2011, principally reflecting a 9% increase in units sold, along with the impact of price increases. Almost all of these sales are for the multiple sclerosis (MS) indication.

Tysabri – ROW

At the end of June 2012, approximately 36,400 patients, principally in the European Union, were on commercial therapy, an increase of 3% over the approximately 35,200 patients (revised) who were on therapy at the end of March 2012 and 13% over the approximately 32,100 patients (revised) who were on therapy at the end of June 2011.

ROW in-market net sales decreased in the second quarter of 2012 to $184.0 million, from $205.9 million for the same period of 2011. While units sold increased by 11%, ROW in-market net sales were negatively impacted by the $16.3 million revenue reserve in Italy, and foreign currency movements, including the 11% decrease in the average dollar-euro exchange rate from the second quarter of 2011 to the second quarter of 2012.

The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency during the fourth quarter of 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable, and hopes to have resolution in 2012. As a result of this dispute, Biogen Idec deferred $16.3 million of revenue recognized on in-market net sales of Tysabri in Italy during the second quarter of 2012, having previously deferred $16.5 million of revenue in Italy during the first quarter of 2012 and $13.8 million during the fourth quarter of 2011. Elan expects that Biogen Idec will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market net sales by Biogen Idec, Elan has deferred $7.8 million of revenue in the second quarter of 2012 related to these sales, $15.7 million in the first half of 2012 and $22.6 million to date, reflecting the operating and accounting arrangements between the companies.

Elan’s financial guidance for 2012 assumes that the Tysabri Italy dispute is resolved during 2012. If the matter is not resolved during 2012, Elan estimates that Biogen Idec would defer $60-70 million of 2012 Tysabri in-market net sales as a result. This would result in a deferral of revenues and Adjusted EBITDA by Elan for the full-year 2012 of approximately $30-35 million and $20-25 million, respectively.

In the ROW market, Biogen Idec is responsible for distribution, and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $76.9 million for the second quarter of 2012 compared to $86.2 million for the second quarter of 2011.

Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
205.9	184.0	ROW in-market net sales by Biogen Idec	385.4	382.0
(94.0)	(80.6)	ROW operating expenses incurred by the collaboration	(176.4)	(162.2)
111.9	103.4	ROW operating profit generated by the collaboration	209.0	219.8
55.9	51.7	Elan’s 50% share of Tysabri ROW collaboration operating profit	104.5	109.9
30.3	25.2	Elan’s directly incurred costs	57.0	54.2
86.2	76.9	Net Tysabri ROW revenue	161.5	164.1

Other products

Elan ceased distributing Azactam as of March 31, 2010, and Maxipime as of September 30, 2010. The revenue and adjustments for these products in 2011 and 2012 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

Operating Expenses

Excluding other net charges and gains, operating expenses increased by 8% to $109.8 million for the second quarter of 2012, from $101.2 million for the second quarter of 2011. This reflects a $5.1 million (6%) increase in cash expenses and a $3.5 million (32%) increase in non-cash expenses, principally increased stock compensation expense.

Selling, general and administrative

Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
44.3	51.9	Cash expenses	85.7	102.7
2.7	2.1	Depreciation and amortization	5.1	4.2
3.3	6.6	Share-based compensation	7.3	13.8
50.3	60.6	Total	98.1	120.7

SG&A expenses increased by $10.3 million to $60.6 million for the second quarter of 2012, from $50.3 million for the same period of 2011, primarily as a result of increased Tysabri sales and marketing expenses and higher legal and corporate costs, along with higher non-cash stock compensation expense, following the increase in share price since the first quarter of 2011.

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 11.

Research and development

Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
45.9	43.4	Cash expenses	88.1	82.2
1.8	1.8	Depreciation and amortization	3.6	3.6
3.2	4.0	Share-based compensation	6.8	12.4
50.9	49.2	Total	98.5	98.2

Research and development update

On July 23, Pfizer Inc. (Pfizer) issued a press release on top-line results in the first of four bapineuzumab Phase 3 studies carried out by Pfizer and Janssen Alzheimer Immunotherapy (Janssen AI). The Pfizer press release stated that the co-primary clinical endpoints, change in cognitive and functional performance compared to placebo, were not met in the Janssen AI led Phase 3 trial of intravenous bapineuzumab in patients with mild-to-moderate Alzheimer’s disease who carry the ApoE4 genotype. The Pfizer press release noted that because clinical efficacy was not demonstrated in ApoE4 carriers in this study, the Janssen AI and Pfizer Joint Steering Committee for the AIP decided that participants from this study who enrolled in a follow-on extension study will no longer receive doses of bapineuzumab but would have a follow-up evaluation. Pfizer also announced that the topline results from the second study in patients with mild–to–moderate Alzheimer’s who do not carry the ApoE4 genotype will soon be available.

At the Alzheimer’s Association International Conference in Vancouver, Canada July 15-19, 2012, data from the ELND005 Phase 2 trials in mild/moderate Alzheimer’s disease describing its effect on both brain scyllo-inositol and myo-inositol levels were presented. In addition, data were also presented on the effects of oral ELND005 on neuropsychiatric symptoms in the Phase 2 trials and the potential role of myo-inositol reduction.

In the second quarter, Elan and Proteostasis Therapeutics, Inc. (Proteostasis) terminated their Strategic Alliance and License Agreement.  Elan retains its approximate 24% equity interest in Proteostasis.

Other net charges

Other net charges for the three and six months ended June 30, 2012 and 2011 were as follows:

Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
1.5	—	Severance, restructuring and other costs	1.9	1.4
0.8	(0.1)	Facilities and other asset impairment charges	2.7	0.5
2.3	(0.1)	Total	4.6	1.9

The other net charges incurred during the second quarter and first half of 2012 principally relate to the restructuring of Elan’s G&A and other support activities initiated in the fourth quarter of 2011, following the divestment of the EDT business.

Net Interest and Investment Gains and Losses

Net interest expense

For the second quarter of 2012, net interest expense decreased to $12.4 million, from $29.7 million for the second quarter of 2011. This decrease is primarily due to the retirement of $660.5 million, or 51%, of the Company’s debt during the fourth quarter of 2011.

Net loss on equity method investments

The losses on equity method investments for the three and six months ended June 30, 2012 and 2011 can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
38.7	33.5	Janssen AI	51.2	48.3
0.4	0.8	Proteostasis	0.4	1.9
—	—	Alkermes plc	—	7.2
39.1	34.3	Total	51.6	57.4

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program

(AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the first quarter of 2012, the remaining $57.6 million of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was utilized and as a result, Elan provided funding of $48.7 million to Janssen AI during the second quarter of 2012. Elan recorded a net loss of $33.5 million on the equity method investment in the second quarter of 2012, relating to its share of the second quarter losses of Janssen AI.

Proteostasis

Elan made a $20.0 million equity investment in Proteostasis in May 2011, which represents approximately 24% of the equity of Proteostasis. The net loss recorded on the equity method investment in the second quarter of 2012 was $0.8 million.

Net Income/(Loss) from Discontinued Operations

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, Elan received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. Elan sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc in March 2012 and received net proceeds of $381.1 million. Elan continues to hold 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which had a carrying value of $131.5 million at June 30, 2012.

The results of EDT are presented as a discontinued operation following the sale of the Alkermes plc ordinary shares in March 2012, and the comparative amounts for the second quarter and first half of 2011 have been restated to reflect this classification. The net income/(loss) from discontinued operations for the second quarter and first half of 2011 are set out in detail in Appendix I.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful (Pfizer announced on July 23 that the co-primary clinical endpoints were not met in one of the bapineuzumab Phase 3 clinical trials and that participants from that clinical trial who enrolled in a follow-on extension study will no longer receive doses of bapineuzumab) and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Unaudited Financial Information – Net Income/(Loss) from Discontinued Operations

Three Months Ended June 30, 2011 US$m		Six Months Ended June 30, 2011 US$m
	Revenue
60.5	Product revenue	124.4
2.4	Contract revenue	4.4
62.9	Total revenue	128.8
24.8	Cost of goods sold	49.5
38.1	Gross margin	79.3
	Operating Expenses
8.7	Selling, general and administrative	17.4
11.7	Research and development	24.4
15.5	Other net charges/(gains)	(62.5)
35.9	Total operating expenses/(gains)	(20.7)
2.2	Operating income	100.0
0.9	Net interest expense	1.3
1.3	Net income before tax from discontinued operations	98.7
1.4	Provision for income taxes	2.9
(0.1)	Net income/(loss) from discontinued operations	95.8

Appendix II

Unaudited Non-GAAP Financial Information - Adjusted EBITDA from Discontinued Operations

Three Months Ended June 30, 2011 US$m		Six Months Ended June 30, 2011 US$m
(0.1)	Net income/(loss) from discontinued operations	95.8
0.9	Net interest expense	1.3
1.4	Provision for income taxes	2.9
2.3	Depreciation and amortization	7.8
(0.1)	Amortized fees	(0.2)
4.4	EBITDA from discontinued operations	107.6
1.9	Share-based compensation	4.7
15.5	Other net charges/(gains)	(62.5)
21.8	Adjusted EBITDA from discontinued operations	49.8